Singlepoint Inc.

3104 E Camelback Rd #2137

VIA EDGAR

August 9, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kate Beukenkamp

Re:	Singlepoint Inc.
Registration Statement on Form S-1 (File. No. 333-267779) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Singlepoint Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on August 11, 2023, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with David Wolpa of McGuireWoods at (704) 343-2185, or in his absence, Stephen Older of McGuireWoods LLP at (212) 548-2122.

Thank you for your assistance in this matter.

Sincerely,

Singlepoint Inc.

/s/ Wil Ralston
Wil Ralston, Chief Executive Officer